Egan-Jones Ratings Company

("EJR")

Form NRSRO

Exhibit #3 Policies or Procedures adopted and implemented to prevent the misuse of material, nonpublic information.

- ➢ **Code of Conduct**
- ➢ **Handling of Confidential Information and Non-Public Information**
- ➢ **Separation between Ratings and Marketing**
- ➢ **Separation between Ratings and Proxy**
- ➢ **Outside Business Activities**

Table of Content

EGAN-JONES RATINGS COMPANYCODE OF CONDUCT

PRINCIPLES OF THE CODE

Fostering a Culture of Compliance

Egan-Jones Ratings Company ("EJR" or the "Firm") has a Code of Conduct (the "Code"), which serves as its code of ethics. The purpose of this Code is to set forth basic principlesto guide you in your day-to-day activities as an employee, or independent contractor (collectively an "Associated Person"), and to outline the expectations the Firm has of allits Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confrontat the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgmentto your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, andcompliance with, the EJR Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presentedin the operation of a credit ratings business, and other subjects that may or may not beaddressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulationand oversight in the United States by the Commission. EJR is also subject various lawsof the Commonwealth of Pennsylvania where its main office is located as well as stateand local laws of each of EJR's offices. It is your responsibility to know and understandthe laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even

the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in yourday-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majorityof its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag,and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons, and requires you to report to the Compliance Department violations of law and regulation as well as internal policies and procedures. If you are unclear about the applicability of regulations to yourjob responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our institutionalclients. We rely on the trust of our clientele, for their belief and respect for our productsand services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients,competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy

EJR's Associated Persons are strictly prohibited from using their personal email

accounts to transmit and/or receive confidential information and/or confidential workplace documents or to conduct workplace business, provided certain limited exceptions may be granted by the Compliance Department for employees working fromhome. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers or to conduct workplace business. Attestations are collected and reviewed by the Compliance Department. As part of the Firm's annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to safeguarding confidential information and material nonpublic information.

On a periodic basis, the Compliance Department will conduct an email search on randomly-selected Associated Persons to ensure emails sent to or received frompersonal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the ComplianceManual). Email search results will be retained within a compliance surveillance folder.Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons who commit an infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflectbadly on the corporate culture of the Firm. Those include (but are limited to) any emailthat could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned contentwill not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

Prohibited Conflicts

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign

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[1] Unless the Firm receives an exemption from the Commission.

nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving thecredit rating, directly owns securities of, or has any other direct ownership interest in,the person that is subject to the credit rating. Please refer to "Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm;

(4) Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(5) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

When a client requests a NRSRO rating that the Firm cannot rate due to the Firm's NRSRO registration status (e.g., municipal security, government security, foreign government security or ABS security), you must inform the client that the Firm is unable to provide a NRSRO rating for such security because the Firm is not registeredas a NRSRO in such classes of credit ratings. You may not make any suggestions or recommendations to the client about ways in which the security could be altered in a way that EJR could rate it as a NRSRO.

(6) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(7) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment" below); or

(8) Issue or maintain a credit rating where a person within the Firm who participatesin determining or monitoring the credit rating, or developing or approving proceduresor methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(i) Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

(ii) Is influenced by sales or marketing considerations.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions). Any questions with respect to the meaning or scope of such conflicts should be referred to the Compliance Department.

Conflicts of Interest

Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro, for a description of policies and procedures which must be followed by Associated Persons in relation to conflicts of interest.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standards detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. Associated Persons are required to receive preapproval from the Compliance Department before giving gifts and any gifts which are received need to be reported to the Compliance Department to ensure the gift is appropriate per NRSRO rules.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No

Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers or related entities the Firm does or may do business with. This policy applies to accounts of the Associated Person and the Associated Person's direct family members. As used herein, direct family members includes an Associated Person's spouse and minor and dependent children and references should be interpreted accordingly. If there are questions about whether someone constitutes a direct family member, the Associated Person should speak with the Compliance Department.

An Associated Person must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which the Associated Person has direct or indirect influence or control (such as joint ownership, trading authorization, or the authority to exercise investment discretion) or a direct or indirect beneficial ownership interest. Accounts related to money market instruments and commercial paper are also subject to this Personal Securities Transactions and Holdings policy. Notwithstanding the foregoing, an Associated Person is not required to disclose the following types of accounts or accounts that can only hold the following types of investments: open-end mutual funds; foreign exchange; cryptocurrency; pension or retirement accounts in which the Associated Person does not have investment discretion and where the Associated Person is not permitted to invest directly in securities; commodities; futures on commodities, currencies and indices; certificates of deposit; bank accounts; 529 accounts or plans; 401K or similar retirement accounts that are not able to hold individual securities or closed-end funds; and trusts or similar investment vehicles managed by a third-party, including blind trusts but excluding closed-end funds, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). All Associated Persons are required to disclose all applicable personal securities accounts and holdings, including US and non-US (China, India etc.) accounts and holdings, and, if possible, ask their account custodian to send "duplicate" or "interested party" statements to the Firm's

Compliance Department.

The purchase, sale and holding of individual equity and/or fixed income securities, including options on such securities and exercise of such options, and closed-end fundsis prohibited. The purchase, sale and holding of ETF's is permissible without preclearance. No preclearance is needed for purchases or sales in Third-Party Accounts. As a best practice, new Associated Persons should liquidate pre-existing positions in non-Third-Party Accounts. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Personwish to liquidate a position in respect of which a waiver had previously been granted,he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no activeengagements or outstanding work with the issuer or the security involved, and, if thereare no other potential conflicts identified, open up a trading window during which the Associated Person can make the trade. DCO trading approvals generally are valid for five business days unless specified.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of material non-public information ("MNPI"). MNPIgenerally includes (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm orits customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity andits relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legaland disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all documents containing such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from securities trading ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and any other account over which they have control, discretionary authority or power of attorney and any account on their behalf. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending or sharing Inside Information to others. Insider Trading for these purposes is any trading activity where persons trade while in possession of material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to safeguard it based on a "legitimate business need to know" standard, and to promptly notify the DCO of any inappropriate internal or external dissemination Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it may be exposed to Inside Information so all Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur, including inadvertently, in the course of research activities. For instance, company projections often constitute material non-public information. Any kind of trading while in possession of Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading while in possession of information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be material non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade while in the possession of such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO immediately. You must refrain from distributing that information to others, make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non - Public Information

The following are non-exclusive steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies (see the Compliance Manual).

At no time may the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain or otherwise is nolonger material.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons,and in the integrity of the securities markets. Trading while in possession of inside or confidential Firm information would destroy that reputation and integrity. The Firm iscommitted to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To theextent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to theSEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to your supervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethicalor improper - whether by another employee, a consultant, a supplier, a client, or otherthird party - you must communicate that information to the Firm's ownership, compliance officer (DCO) or counsel. They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate stepsto stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly. EJR will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual

damage. You may report items anonymously by contacting the Firm's Compliance Department.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are required to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediatelyassess the available evidence and document the results of the investigation. In the case of serious violations, the CEO, Independent Board members and, if appropriate, counsel, maybe contacted by the DCO and provided with the details of the violation. Ifthe violation is indeed a material violation, the DCO will consider whether the appropriate regulatory bodies must be notified.

Consequences of Violating the Code

If you are an Associated Person (other than an independent contractor), this Code forms part of the terms and conditions of your employment at the Firm; if you are an independent contractor this Code forms part of your agreement to provide services tothe Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the fullrange of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, theabove-mentioned policies and procedures. Waivers and amendments to this Code, andany specific policy exemptions, must be approved and documented by the DCO. It isyour responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
Attn: Compliance Department
61 Haverford Station Rd
Haverford, PA 19041
Compliance@egan-jones.com

Handling of Confidential Information and Non-Public Information
(EJR Compliance Manual Effective 2/23/2021)

During the course of the Firm's business activities, analytical staff and other Associated Persons may attend meetings and discussions with issuers, arrangers, clients or potential clients to discuss analytical components of products or methodologies, or be exposed to documents (financial and otherwise) that are not generally in the public domain. Thus, there is a possibility that the Firm and/or its Associated Persons may be exposed to material, non-public information (MNPI) and/or confidential information (collectively "MNPI"). MNPI may be obtained in various ways, including verbally, through physical documentation, and in electronic form. Pursuant to Rule 17g-4 and section 15(E)(g) of the Exchange Act, the Firm is required to have policies tailored to the nature of its business which are reasonably designed to address the handling of MNPI by the NRSRO and/or its Associated Persons and prevent the:

    • The inappropriate dissemination within and outside the NRSRO of MNPI obtained in connection with the performance of credit rating services; 1

    • A person within the NRSRO from purchasing, selling, or otherwise benefiting from any transaction in securities or money market instruments when the person is aware of MNPI obtained in connection with the performance of credit rating services that affects the securities or money market instruments; and

    • The inappropriate dissemination within and outside the NRSRO of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means.

    Specifically, section 15(E)(g)(1) of the Exchange Act states: "Each nationally recognized statistical rating organization shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business of such nationally recognized statistical rating organization, to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by such nationally recognized statistical rating organization or any person associated with such nationally recognized statistical rating organization."

    MNPI will be sequestered and may not be shared with members of the Firm who are not required to know. The Firm's Employees are prohibited from using, propagating, tipping, or in any other way passing MNPI on to any other persons other than the Firm's Compliance or Legal personnel. The Firm's Compliance Department will, on an at least annual basis, review the Firm's operations to identify potential exposure to MNPI and to review policies to address identified and emerging conflicts. At no time may the Firm or any member of the Firm discuss or disclose such information to third parties other than in accordance with the Firm's Code of Conduct or perform any personal securities or money market transactions while in possession of MNPI with respect to such security.

Pending Credit Rating Action

Confidential information includes information concerning a pending rating or rating-related action prior to the announcement of that rating or rating-related action. In connection with issuing ratings for transactions, the Ratings Group may not disclose or discuss potential or pending rating actions with external parties without appropriate permission from the Compliance Department, unless and until that information has been publicly disclosed.

    In the event that an employee misuses or passes on MNPI, or in the event that personnel from external parties receive non-public information about potential or pending rating actions, the Compliance Department in consultation with EJR's legal department as needed, will investigate the matter fully, assess the cause and seriousness of such infraction, will determine an appropriate response and consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document all findings, responses and such consideration.

At least annually, the firm will conduct a compliance meeting / training session during which issues, procedures and policies related to the possession and use of MNPI will be discussed.

The Firm's information security procedures are intended to provide effective control to prevent misuse of material, nonpublic information across all information technology systems. The Firm's employees are assigned unique Windows and email login credentials, and appropriate user's group and access rights based on their roles and responsibilities. After exiting EJR, the former employees' email accounts and other accesses rights shall be disabled promptly, and if applicable, incoming messages shall be redirected to the appropriate current employees. Current employees should not be able to use the former employees' email address for sending messages.

Separation Between Ratings and Marketing
(EJR Compliance Manual Effective 2/23/2021)

The Firm's Ratings Group is separated from the Sales and Marketing areas and isolated from information regarding fees.

Pursuant to Rule 17g-5(c)(6), a person who participates in negotiating, discussing, or arranging rating fees shall not participate in determining credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

Importantly, pursuant to Rule 17g-5(c)(8), no Firm Employees who participate in determining or monitoring credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, may also: (i) Participate in sales or marketing of an EJR, EJP, or other ancillary product or services (including the determination and negotiation of fees for ratings, proxy, and other ancillary services); or (ii) be influenced by sales or marketing considerations. The sales staff is responsible for negotiating, discussing, and arranging fees. The responsibility of fee determination and negotiation is specifically segregated away from the Ratings so that the ratings analysts are not exposed and possibly influenced by the sales and marketing considerations.

Employees must also ensure to abide the above rules while they attend conferences, professional events, and other similar settings.

The sales and marketing department should not include commercial terms in any e-mail correspondence with ratings staff and should instruct clients of such limitation.

In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the fee information to other analyst) and Compliance Department immediately. Unless the Compliance Department determines that Analytical staff who have come into contact with fee information have not: (a) participated in and (b) been influenced by sales or marketing considerations, they shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department.

In the event that a sales/marketing employee is exposed to rating information before the rating is finalized, the employee shall promptly report such fact to the Compliance Department and follow their guidance. The Compliance Department shall review the cause of the event and provide prevention if possible.

Separation Between Ratings and Proxy
(EJR Compliance Manual Effective 2/23/2021)

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date which are archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's client websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel may not be involved in the generation of EJR ratings reports and EJR personnel may not be involved in the generation of EJP reports. The Firm restricts rating analysts from initiating meetings with current and prospective proxy clients, and they are also restricted from exposure to sales and marketing efforts. The Firm's executives who might be involved in the rating review process must also comply with such rules even though they are allowed to communicate general Firm support to current and prospective clients.

EJP and EJR personnel must remain separate from each other's social media websites. For example, no tweets or re-tweets are permitted from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to any social media websites shall be approved by the Compliance Department. The Compliance Department shall oversee the social media activities on these websites.

Outside Business Activities
(EJR Compliance Manual Effective 2/23/2021)

Outside business activities are defined as any activity undertaken by an Associated Persons involving a business enterprise unrelated to the Firm or involving an entity which might be rated by the Firm, including any employment, paid consulting activities or serving on a company board.. Excluded from this definition are activities with civic, religious, academic, non-profit, and other similar enterprises. The Firm has set up the compliance control 'Compliance Response Sheet' and requires Board members and Associated Persons to disclose their outside business activities periodically. [Any outside business activities must be pre-approved by the Compliance Department]. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings. The Outside Business Activities Disclosure Form is attached elow.

OUTSIDE BUSINESS ACTIVITIES DISCLOSURE FORM

Egan-Jones Ratings Company ("EJR") defines outside business activities as any activity involving a business enterprise or an entity which might be rated or covered by EJR. Civic, religious, academic, non-profit, and other similar enterprises are excluded from the definition.

Outside business activities by employee, independent contractor, or director (collectively an "Associated Person") may present a potential conflict of interest, and are required to be disclosed. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings.

All Associated Persons are required to disclose their outside business activities upon initial employment (or assignment for directors), annually thereafter, and when there is a change in outside business activity status.

I have outside business activities: YES ☐ NO ☐

If YES, please list and provide requested information for all outside business activities:

Name of Outside Activity / Entity	Role in Outside Activity	Are You Compensated?	Does Outside Activity/Entity Know Your EJR Status?
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____
_____	_____	_____	_____

Print Name: _____

Signature: _____

Date: _____